Exhibit 99.3

BELLUS HEALTH INC.

(the “Company”)

REPORT OF VOTING RESULTS

Following the annual meeting of shareholders of the Company held on May 10, 2021 (the “Meeting”), this report discloses the matters voted upon at the Meeting. Reference is made to the management information circular of the Company dated March 23, 2021 (the “Circular”).

Election of Directors

On a vote by ballot, the following director nominees proposed by management in the Circular were elected as Directors of the Company. Shareholders present or represented by proxy at the Meeting voted as follows. All the director nominees for election received at least 80.78% of the votes FOR their election.

Director nominee	Outcome	Votes for	% for	Votes withheld	% withheld
Dr. Francesco Bellini	Elected	47,991,755	99.96%	20,519	0.04%
Roberto Bellini	Elected	47,987,509	99.95%	24,765	0.05%
Dr. Youssef L. Bennani	Elected	47,975,565	99.92%	36,709	0.08%
Franklin M. Berger	Elected	38,786,592	80.78%	9,225,682	19.22%
Dr. Clarissa Desjardins	Elected	47,990,988	99.96%	21,285	0.04%
Pierre Larochelle	Elected	47,987,417	99.95%	24,857	0.05%
Dr. William Mezzanotte	Elected	47,989,421	99.95%	22,853	0.05%
Joseph Rus	Elected	47,983,232	99.94%	29,042	0.06%

Appointment of Auditors

On a vote by ballot, a majority of shareholders appointed KPMG LLP, Chartered Accountants, as auditors of the Company for the next year and authorized the Audit Committee to fix their remuneration. Shareholders present or represented by proxy at the Meeting voted as follows:

Votes for	% for	Votes withheld	% withheld
58,039,182	99.98%	12,778	0.02%

Amendments to the Company's By-Laws

On a vote by ballot, a majority of shareholders adopted the resolution contained in the Circular ratifying, conforming and approving certain amendments to the by-laws of the Company (the full text of the resolution is reproduced under section ''Ratification of By-Laws Amendment'' of the Circular). Shareholders present or represented by proxy at the Meeting voted as follows:

Votes for	% for	Votes against	% against
47,975,194	99.92%	37,080	0.08%